UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON,

D.C.

20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934
____________________________

(Mark One)

[X]

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT

OF
1934

For the fiscal year ended December 31, 2020

OR

[ ]

TRANSITION
REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________

Commission file number 0-13358

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CAPITAL CITY BANK GROUP,

INC. 401(k) Plan

(Exact name of the plan)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Capital City Bank Group, Inc.
217 North Monroe Street
Tallahassee, Florida

32301

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

The Capital City Bank Group, Inc. 401(k) Plan (“Plan”) is subject to the Employee

Retirement
Income Security Act of 1974 (“ERISA”).

Therefore, in lieu of the requirements of items 1-3

of Form 11-
K, the financial statements and schedule of the Plan for the two years ended December 31, 2020 and 2019
have been prepared in accordance with the financial reporting requirements of ERISA.

F
INANCIAL
S
TATEMENTS

AND

S
UPPLEMENTAL
S
CHEDULE

Capital City Bank Group, Inc. 401(k) Plan
December 31, 2020 and 2019
and Year

Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm

Capital City Bank Group, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019 and Year

Ended December 31, 2020
Contents
Report of Independent Registered Public Accounting Firm ............................................................1
Financial Statements

Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

.................................................13

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Capital City Bank Group, Inc. 401(k) Plan

Opinion on the Financial Statements
We hav

e

audited the accompanying

statements of net

assets available for

benefits of Capital

City Bank
Group, Inc.

401(k) Plan

(the Plan)

as of

December 31, 2020

and 201

9, and

the related

statement of
changes in net

assets available for

benefits for the

year ended December

31, 2020, and

the related notes
(collectively referred to

as the

“financial statements”).

In our

opinion, the

financial statements present
fairly, in

all material respects,

the net assets

available for benefits of

the Plan at

December 31, 2020

and
2019, and

the changes in

its net

assets available for

benefits for

the year ended

December 31, 2020,

in
conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial

statements are

the responsibility

of the

Plan’s management.

Our responsibility

is to
express an

opinion on

the Plan’s

financial statements based

on our

audits. We

are a

public accounting
firm registered with

the Public Company Accounting

Oversight Board (United States)

(PCAOB) and are
required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducte

d

our audits in

accordance with the

standards of the

PCAOB. Those standards

require that
we plan and

perform the audit

to obtain reasonable

assurance about whether

the financial statements

are
free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an

audit of its

internal control over financial

reporting. As part

of our audits

we are
required to obtain an

understanding of internal control over

financial reporting but not

for the purpose

of
expressing an opinion on

the effectiveness of

the Plan’s

internal control over financial

reporting.
Accordingly, we express no such opinion.

Our audits

included performing procedures

to assess

the risks

of material

misstatement of the

financial
statements, whether

due to

error or

fraud, and

performing procedures that

respond to

those risks.

Such
procedures included

examining, on

a test

basis, evidence

regarding the

amounts and

disclosures in

the
financial statements.

Our audits

also included

evaluating the

accounting principles used

and significant
estimates made by management, as well as

evaluating the overall presentation of the financial statements.
We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule
The accompanying supplemental

schedule of assets

(held at end

of year) as

of December 31,

2020, has
been subjected to

audit procedures performed in conjunction with the

audit of the Plan’s financial
statements. The information in the

supplemental schedule is the responsibility of

the Plan’s

management.
Our audit procedures included determining whether

the information reconciles to the

financial statements
or the

underlying accounting

and other

records, as

applicable, and

performing procedures

to test

the
completeness and

accuracy of

the information

presented in

the supplemental

schedule. In

forming our
opinion on

the information,

we evaluate

d

whether such

information, including its

form and

content, is
presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under the Employee Retirement Income

Security Act of 1974.

In our opinion, the information
is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s

auditor since 2013.

Tallahassee, Florida

June 25, 2021

Capital City Bank Group, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31,
2020 2019
Assets
Investments at fair value
$ 43,700,762 $
39,420,736
Total assets
43,700,762
39,420,736
Net assets available for benefits
$ 43,700,762
$ 39,420,736
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year

Ended December 31, 2020
2020
Additions
Investment income:

Dividends and interest income $ 340,857
Net appreciation in fair value of investments 4,361,106
Total Investment Income 4,701,963
Contributions:
Participants 2,844,401
Employer 783,718
Rollover 306,427
Total Contributions 3,934,546
Total Additions 8,636,509
Deductions
Benefit payments 4,219,601
Administrative expenses 136,882
Total deductions 4,356,483
Net increase 4,280,026
Net assets available for benefits at beginning of year 39,420,736
Net assets available for benefits at end of year $ 43,700,762
See accompanying notes.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2020
1. Description of Plan

The following description

of the Capital

City Bank Group,

Inc. 401(k) Plan

(the Plan) provides

general
information about

the Plan’s provisions. Capital City Bank Group, Inc. (the Company) is the plan sponsor. Participants

should refer

to the

Plan document

and Summary

Plan Description

for a

more
complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.

General

The Plan is

a defined contribution

retirement plan established

under the provisions

of Section 401(a)

of
the Internal

Revenue Code

(the IRC),

which includes

a qualified

deferred arrangement

as described

in
Section 401(k)

of the

IRC. The

Plan is

intended to

provide benefits

to all

eligible employees

of the
Company. Employees

of the Company

become eligible to

participate in the

Plan at the

time of
employment. Employees may enter the Plan on the first day of the month coinciding with or following the
date on which the employee becomes eligible to participate in the Plan.

The overall responsibility for administering the Plan rests with the Company.

However, the Company has
delegated administration of the Plan to

the Retirement Committee (the “Plan Administrator”).

The
administrative and record-keeping services are outsourced to Empower Retirement.

Reliance Trust serves
as trustee

and asset

custodian.

Strategic Retirement Partners

served as

the 3(38)

fiduciary for

the plan
year ended December 31, 2020.

In March

2020, the

World Health

Organization declared

the outbreak

and ongoing

coronavirus 2019
disease (Covid-

19) a

pandemic.

Covid-19 has

contributed to

volatility in

financial markets.

The Plan
adopted certain features specified in recent Federal regulations of the Coronavirus Aid Relief and
Economic Security Act (“CARES Act”)

for qualifying participants including Covid

-19 distribution
options of

up to

$100,000, and

elimination of

2020 Required

Minimum Distributions for

those
participants who meet

certain

qualifications.

The impact of

these provisions had

an immaterial effect

to
the Plan during 2020.

1. Description of Plan (continued)

Contributions

Each year,

participants may elect

to contribute up

to 100% of

pretax annual compensation, as

defined in
the Plan document

and subject to

certain limitations under

the IRC.

Participants may choose

to change
their deferral percentage

at any time.

The Plan a

lso includes an

automatic contribution arrangement that
applies to new

or re-hired employees of

the Company.

The automatic deferral

amount is 3%

of eligible
compensation.

On June

1, 2020,

automatic contribution

was extended

to include

any associates

not
actively deferring

3% or

more; these

associates will

be auto-

enrolled with

a 3%

deferral rate.

Furthermore, beginning June 1, 2021, the plan will auto-escalate participants deferral rate by 1% annually each June until a

6% deferral rate is

achieved.

Employees who do not

wish to be automatically

enrolled
or auto-escalate may elect

not to defer

or to defer

another percentage.

The Plan also

allows participants
who reach the

age of 50

during the taxable

year to make catch

-up contributions.

Catch-up contributions
are 401(k)

elective deferral

contributions in

excess of

any limit

on such

contributions under

the Plan
subject to IRC limitations.

The Plan also

allows participants to contribute

monies as Roth contributions,
subject to the same limitations as are in place for pretax contributions.

For 2020,

the Company

provided a

50% match

on participant

contributions of

6% or

less of

eligible
compensation.

Only employees hired after January 1, 2002,

and who have completed 90

days of service,
are eligible for this

match.

All new associates hired a

fter January 1, 2020,

in addition to the

50% match,
received a separate

non-elective contribution equal

to 3% of

their annual compensation,

calculated on a
monthly payroll basis.

Ninety days of service is required before this non-elective contribution begins.

No
additional discretionary employer contributions were made for 2020.

Participant Accounts

Each participant’s

account is credited

with the participant’s

contribution, the Company

matching
contributions, and effective

January 1, 2020

the 3% non-elective contribution

for eligible associates, and
allocations of Plan

earnings based on

the participant’s

investment elections; any

withdrawal distribution
fees are charged to the participant account.

Administrative expenses are paid by the plan, the participants, or directly by

the Company,

as defined in

the Plan document

and/or vendor agreements.

The benefit

to
which a

participant is entitled

is the

benefit that can

be provided from

the participant’s

vested account.

Each participant directs

the investment of

his or her

account to

any of the

investment options available
under the Plan.

Vesting

Participants are

immediately vested

in their

contributions plus

actual earnings

thereon.

Vesting

in the
Company’s matching

portion of their

accounts (including the

3% non-elective contributions)

plus actual
earnings thereon is

based on years

of credited service.

A participant

is 100% vested

in the Company’s
matching, 3%

non-elective and

discretionary contributions

(if any

), and

related earnings

thereon, after
three years

of credited

service (on

a cliff

basis).

Credited service

for vesting

purposes requires

1,000
hours during the Plan year.

A participant becomes fully vested in his or her account balance upon retirement, death or disability.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

1.

Description of Plan (continued)

Forfeitures

Forfeitures are used to reduce

the employer contributions and/or pay Plan administrative

expenses.
Unallocated forfeited balances as of December 31, 2020 and 2019 were approximately $1,300 and
$11,200 respectively.

The Company

did not

use forfeitures

to reduce

Company contributions

for 2020
and 2019.

Payment of Benefits

Upon termination

of service

due to

death, disability,

retirement or

other reason,

a participant

(or their
beneficiary in the event of death) will, upon request, receive a lump-sum amount equal to the value of the
vested interest

in his

or her

account. Part

icipants may also

receive a

distribution while

in service

upon
demonstration of financial

hardship or reaching

age 59 ½.

Participants that are

qualified reservists and
are called upon for active duty for more than 179 days or an indefinite period may receive a distribution.

Administrative Expenses

The Plan’s

administrative expenses were

paid, pro rata,

by participants.

Forfeiture monies were

used to
offset participant expenses.

Expenses relating to

purchases, sales, transfers or

distributions of the

Plan’s
investments are charged to the particular investment fund and/or participant to which the expense relates.
Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended (ERISA). In the event of Plan termination,
participants would become 100% vested in their employer contributions and earnings thereon.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with
U.S. generally accepted accounting principles.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial

statements in conformity with

U.S. generally accepted accounting principles
requires management to make estimates and

assumptions that affect the amounts reported

in the financial
statements and

accompanying notes

and supplemental

schedule. Actual

results could

differ from

those
estimates.

Investment Valuation and Income Recognition

Investments held

by the

Plan are

stated at

fair value.

Fair value

is defined

as the

price that

would be
received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement

date (an exit

price). See Note

3 for further

discussion and disclosures

related to fair
value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Interest income is recorded as earned.
Dividends are recorded

on the ex-

dividend date. Net

appreciation/(depreciation) include the Plan’s

gains
and losses on investments bought and sold as well as held during the year.

Recent Accounting Pronouncements

The Financial Accounting Standards

Board issued Accounting Standards Update

(“ASU”) 2018-13,
Fair
Value

Measurement (Topic

820): Disclosure

Framework – Changes

to the Disclosure

Requirements for
Fair Value

Measurement
.

The amendments in this ASU modify the disclosure requirements on fair value measurements in

Topic 820,

including the

removal, modification

to, and

addition of

certain disclosure
requirements.

The updated guidance

was adopted for

2020 and did

not have a

significant impact on

the
Plan’s fair value disclosures.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements

Fair value is defined as the price

that would be received to sell an

asset or paid to transfer a liability in

an
orderly transaction

between market

participants on

the measurement

date (i.e.,

an exit

price). The

fair
value hierarchy

prioritizes the

inputs to

valuation techniques used

to measure

fair value.

The hierarchy
gives the highest

priority to unadjusted quoted

prices in active

markets for identical assets

and liabilities
(Level 1) and

the lowest

priority to

unobservable inputs

(Level 3). The

three levels

of the

fair value
hierarchy are described below:

Level 1: Unadjusted quoted

prices in active

markets that

are accessible to

the reporting entity

at
the measurement date for identical assets and liabilities.

Level 2: Inputs other

than quoted

prices in

active markets for

identical assets

and liabilities

that
are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 2 inputs include the following:
●

quoted prices for similar assets and liabilities in active markets
●

quoted prices for identical or similar assets or liabilities in markets that are not active
●

observable inputs

other than

quoted prices

that are

used in

the valuation

of the

asset or
liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
●

inputs that are derived principally or corroborated by observable market data by correlation or
other means

Level

3: Unobservable inputs

for the asset

or liability (i.e.,

supported by little

or no market activity).
Level 3 inputs include management’s

own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in

the fair value

hierarchy within which

the fair value

measurement is classified is

determined
based upon the lowest level input that is significant to the fair value measurement in its entirety.

Following is a

description of the

valuation techniques and

inputs used for

each general type

of
investments measured at fair value by the Plan.

Company common stock
: Valued

at the closing price reported on the

active market on which the common
stock is traded.

Mutual funds
: Valued

at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the

SEC. These funds are required to

publish their daily
net asset value

(NAV)

and to transact

at that price.

The mutual funds

held by the

Plan are deemed

to be
actively traded.

Collective trust funds:

Valued

at the NAV

of units of a collective trust fund. The NAV,

as provided by the
trustee, is used

as a practical

expedient to estimate fair

value. The NAV

is based on the

fair value of

the
underlying investments held by the

fund less its liabilities.

This practical expedient is

not used when it

is
determined to be probable that

the fund will sell the

investment for an amount different

than the reported
NAV.

Participant transactions (purchased and sales) may occur daily.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following

tables set

forth by

level, within

the fair

value hierarchy,

the Plan’s

assets carried

at fair
value.
December 31, 2020
Level 1 Level 2 Level 3 Total
Company common stock
$ 1,893,276 $ - $ - $ 1,893,276
Mutual funds
8,748,324
- -
8,748,324
Collective investment trusts
(a)
-
- -
33,059,162
$ 10,641,600 $ - $ - $ 43,700,762

December 31, 2019
Level 1 Level 2 Level 3 Total
Company common stock $ 1,796,534 $ - $ - $ 1,796,534
Mutual funds 4,033,083 - - 4,033,083
Collective investment trusts
(a)
- - - 24,746,330
$ 5,829,617 $ - $ - $ 30,575,947
(a)

These investments are valued based on net asset value (NAV) per unit, as provided by the trustee of the fund as a practical expedient, and have not been classified in the fair value hierarchy.

The fair

value amounts are provided to reconcile to the statement

of net assets available for benefits.

4. Risks and Uncertainties

The Plan holds

various investment securities.

Investment securities are exposed

to various risks

such as
interest rate, market, liquidity and credit risks.

Due to the level of risk associated

with certain investment
securities, it

is at

least reasonably

possible that

changes in

the fair

values of

investment securities

will
occur in the near term and that such changes could materially affect participants’ account balances and the
amounts reported in the statements of net assets available for benefits.

5. Related Party and Party-In-Interest Transactions

The Plan

invests in

the common

stock of

the Company.

This transaction

qualifies as

party-in-interest
transaction; however,

it is exempt

from the prohibited

transaction rules under

ERISA. During 2020,

the
Plan received common stock cash dividends of $41,931 from the Company.

Capital City Bank Group, Inc. 401(k) Plan
Notes to Financial Statements (continued)

6. Tax Status

The underlying

prototype plan

has received

an opinion

letter from

the Internal

Revenue Service

(IRS)
dated March

31, 2014,

stating that

the written

form of

the underlying

prototype document

is qualified
under Section 401 of the Internal Revenue Code (the

Code). Any employer adopting this form of the plan
will be considered to have a plan qualified under

Section 401 of the Code, and, therefore, the related trust
is tax-exempt. Once qualified, the

Plan is required to operate

in conformity with the

Code to maintain its
qualified status.

The plan

administrator believes

the Plan

is being

operated in

compliance w

ith the
applicable requirements of

the Code and,

therefore, believes the

Plan is qualified

and the related

trust is
tax exempt.

Accounting principles generally

accepted in the

United States require

plan management to

evaluate tax
positions taken by

the Plan and

recognize a tax

liability if the

Plan has taken

an uncertain position

that
more likely than not would not be sustained upon examination by the IRS.

Plan management has analyzed
the tax

positions taken

by the

Plan, and

has concluded

that there

are no

uncertain positions

taken or
expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, currently there
are no audits for any tax periods in progress.

7. Subsequent Events

We have evaluated

subsequent events through the issuance date of the financials, noting none that require
recognition or disclosure in the financial statements.

Supplemental Schedule

Capital City Bank Group, Inc. 401(k) Plan
Plan No. 003 EIN 59-2273542
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020
Identity of Issue, Borrower,
Lessor,

or Similar Party
Description of Investment Including Maturity Date, Rate of
Interest, Collateral, Par, or Maturity Value Cost
Current

Value
Mutual funds:
Clearbridge Large Cap Growth IS, 8,764 shares
**
$ 595,192
Cohen & Steers Real Estate Securities Z, 27,169 shares
**
442,853
Fidelity Advisor Small Cap Growth I, 28,589 shares
**
976,045
Fidelity Advisor Total Bond I, 151,578 shares
**
1,712,829
Goldman Sachs
Small Cap Value

Insights R6, 1,628 shares
**
90,581
Fidelity Emerging Markets Idx Premium, 42,320 shares
**
539,151
Franklin Templeton Franklin Utilities R6, 10,450 shares
**
207,633
Harbor
Small Cap Value

Retirement, 6,548 shares
**
257,743
Touchstone
Mid Cap Y,

9,230 shares
**
408,725
Mass Mutual Premier Infl-Prot and Inc I, 5,551 shares
**
61,172
JP Morgan 100% U.S. Treas Sec MM Inst, 1,992,627 shares
**
1,992,627
Principal Government & High Qual Bd Inst, 10,918 shares
**
115,404
MFS Md Cap Growth R6, 17,889 shares
**
543,646
Great-West
Mid Cap Value

Instl, 3,441 shares
**
31,481
T. Rowe Price U.S. Equity Research, 5,823 shares
**
213,518
Vanguard Equity Income ADM, 2,855 shares
**
226,509
Wells Fargo High Yield Bond Inst, 97,147 shares
**
333,215
Total 8,748,324
Collective investment trusts:
Blackrock Equity Index Fund R, 6,461 shares
**
3,236,183
Blackrock LifePath Index 2025 Fund CL 35, 150,228 shares
**
4,174,823
Blackrock LifePath Index 2030 Fund CL 35, 129,505 shares
**
3,909,754
Blackrock LifePath Index 2035 Fund CL 35, 158,030 shares
**
5,126,498
Blackrock LifePath Index 2040 Fund CL 35, 92,895 shares
**
3,173,279
Blackrock LifePath Index 2045 Fund CL 35, 55,250 shares
**
1,986,783
Blackrock LifePath Index 2050 Fund CL 35, 38,393 shares
**
1,376,755
Blackrock LifePath Index 2055 CL 35, 83,612 shares
**
1,544,317
Blackrock LifePath Index Retire CL 35, 202,679 shares
**
4,138,703
Blackrock Mid Cap Equity Index Fund R, 4,204 shares
**
948,725
Blackrock MSCI ACWI ex-U.S. Index R, 48,498 shares
**
725,050
Blackrock Russell 1000 Growth R, 60,107 shares
**
1,535,142
Blackrock
Russell 1000 Value

Index Fund R, 20,913 shares
**
326,871
Blackrock Russell 2000 Index Fund R, 3,814 shares
**
856,279
Total 33,059,162
*Capital City Bank Group, Inc. Capital City Bank Group Stock, 77,025 shares
**
1,893,276
$ 43,700,762
* Party-in-interest
** Participant-directed investment, cost not required

CAPITAL CITY BANK GROUP,

INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No. Document

23.1

Ernst & Young, LLP

SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934,

the trustees (or other
persons who administer the employee benefit plan) have duly caused this annual report to be signed on its
behalf by the undersigned hereunto duly authorized.

CAPITAL CITY BANK GROUP,

INC.

401(K) PLAN

By:

/s/Beth Corum

Beth Corum, Chief Operating Officer

Capital City Bank Group, Inc.

Retirement Committee, Chairman

Dated: June 25, 2021